February 27, 2013

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Maryse Mills-Apenteng, Special Counsel Allicia Lam, Staff Attorney Patrick Gilmore, Accounting Branch Chief Jennifer Fugario, Staff Accountant

Re:

Model N, Inc.

Registration Statement on Form S-1

Filed February 13, 2013

File no. 333-186668

Amendment No. 2 to

Confidential Draft Registration Statement on Form S-1

Submitted February 6, 2013

CIK No. 0001118417

Ladies and Gentlemen:

We are submitting this letter on behalf of Model N, Inc. (the “Company” or “Model N”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 26, 2013 relating to the Company’s Registration Statement on Form S-1 (File No. 333-186668) filed with the Commission on February 13, 2013 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-1

U.S. Securities and Exchange Commission

February 27, 2013

that is being transmitted via overnight delivery five copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Prospectus Summary

Company Overview, page 1

1.	Your added disclosure in response to prior comment 4 indicates only that you have non-exclusive relationships with your system integrators and consultants. Please revise to include a more detailed description of your relationship with your system integrators and consultants and how specifically you work with these entities to promote the sale and implementation of your solutions.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 in Amendment No. 1.

2.	We note your response to prior comment 5; however, it is unclear from your response that each of the customers identified by name generated meaningful revenues. Since it does not appear that you disclose the amount of revenue generated by either the life science or technology categories, your response that you have included a customer representing the fourteenth highest revenues in the life science category, for example, does not convey adequate information. For each of the customers listed, please tell us the percentage of total revenues generated and consider disclosing the amount of revenue generated by each of the life science and technology industries. Additionally, please tell us how the listed customers in your technology industry are representative of your customers given that these customers in the aggregate accounted for only 5% of your total revenues for 2012.

For the fiscal year ended September 30, 2012, revenues from the Company’s life science and technology customers accounted for approximately 89% and 11% of the Company’s total revenues, respectively. The life science and technology customers identified on page 1 of Amendment No. 1 are a representative list of the Company’s customers from each vertical based on the total revenues generated from the customers in each of those verticals. In the aggregate, for the fiscal year ended September 30, 2012, the identified life science customers accounted for

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-2

U.S. Securities and Exchange Commission

February 27, 2013

approximately [***]% of the Company’s total revenues from life science customers and the identified technology customers accounted for approximately [***]% of the Company’s total revenues from technology customers. Additionally, the identified customers accounted for the following percentage of the Company’s total revenues for the year ended September 30, 2012:

Customers	Percentage of Revenue
Life Science
Abbott Laboratories	[***]	%
Amgen Inc.	[***]	%
Boston Scientific Corporation	[***]	%
Bristol-Meyers Squibb Company	[***]	%
Johnson & Johnson	[***]	%
Merck & Co., Inc.	[***]	%
Technology
Dell Inc.	[***]	%
Nokia Corporation	[***]	%
STMicroelectronics N.V.	[***]	%
VMware, Inc.	[***]	%

The Company has also revised its disclosure on page 88 in Amendment No. 1 to disclose the relative revenues generated from the Company’s life science and technology customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

3.	We note the revisions made to your disclosures on page 74 in response to prior comment 9. As it appears you did not grant share-based payment awards during the three months ended December 31, 2012, please revise your disclosure to remove such reference in this regard. Additionally, we note you disclose that the peer group companies, which were used in estimating the expected volatility of your share-based payment awards and in the common stock valuations, may have been in different stages of development than you. Please provide us with additional details regarding how the stages of development differ and clarify how you consider those companies peers in light of this difference.

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-3

U.S. Securities and Exchange Commission

February 27, 2013

In response to the Staff’s comment, the Company has revised its disclosure on page 74 in Amendment No. 1 to make clear no equity awards were granted during the quarter ended December 31, 2012.

The Company advises the Staff that it used the phrase “stages of development” in a general sense. The members of the peer group of companies were all providers of enterprise software and related services, particularly in the areas of vertical industry focused software and software analytics, and with product offerings and business models that are similar to those of the Company. The Company had consistently used this peer group in its valuation analysis in 2012. The Company has revised the disclosure to state that it believes that the peer group of companies was appropriate and to remove the reference to “stages of development.”

4.	We note your current estimate of the preliminary price range provided in your supplemental correspondence dated February 21, 2013. Please revise your disclosures to discuss the significant factors contributing to the difference between the midpoint of the price range and the fair value of the underlying common stock determined as of the most recent valuation date. You should describe significant intervening events within the company and changes in assumptions, as well as, weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the effective date of the registration statement.

The Company advises the Staff that it believes that the most significant contributor to the difference in the $12.00 fair value per share for the September 2012 grants and the midpoint of the proposed initial public offering price range was the fact that a lack of marketability discount was not used in determining a proposed initial public offering price range, whereas the valuation for the September 2012 grants took into account a 20% lack of marketability discount to reflect the illiquid nature of the Company’s common stock. The Company also notes that for the quarter ended December 31, 2012, its revenues increased from the quarter ended December 31, 2011, but decreased slightly from the quarter ended September 30, 2012, and therefore it does not believe that it had any significant intervening events in its business that affected the differences in valuation. The Company will revise its disclosure in the next filing to discuss these differences.

Business

Customers, page 88

5.	We note your response to prior comment 11 that the unexpected loss of one of the company’s significant customers or an unexpected change in the company’s relationship with one of its key customers for a particular period may cause a decrease in its anticipated revenues for a particular period but “would not necessarily have a material adverse effect” on the company’s business. Given that you have not indicated that the loss of either of your two largest customers who together generated 24% of your revenues in fiscal year 2012 would not have a material adverse effect on your business, and given the risk factor disclosure previously referenced, we are unable to concur with your view that these customers should not be identified. Please revise to disclose the names of these customers.

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-4

U.S. Securities and Exchange Commission

February 27, 2013

The Company has identified these customers in the “Customers” section on page 88 in Amendment No. 1.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Estimates

Revenue Recognition

SaaS and Maintenance, page F-9

6.	We note your response to prior comment 12. Please clarify the nature of your implementation services related to your SaaS arrangements and whether they are essential to the customer’s ability to use your cloud-based solution. Please also clarify why you believe these services represent a separate earnings process considering you do not sell these services separately and they are not sold by any other vendor as you disclose on page F-9. As it appears the customer would continue to benefit from the implementation services in future renewals of the subscription services, we believe that analogy to footnote 39 of SA B Topic 13.A.3.f may be appropriate and that such revenue should be recognized over the longer of the initial contractual period or the term of the expected customer relationship. Please advise.

We respectfully advise the Staff that we have a single unit of accounting for these transactions. The single unit of accounting is recognized over the initial contractual period, which in all cases, except for one, is the same as the term of the expected customer relationship of three years. For one customer, the single unit of accounting is recognized over the longer of the initial contractual period or term of the expected customer relationship, which is the initial contractual period. We have used our historical customer experience to estimate term of the expected customer relationship. We started to enter into SaaS arrangements from September 30, 2010 and have less than 10% of our revenues for FY 2012 from such arrangements.

The Company further advises the staff that it has revised its disclosure on pages 71, 79 and F-9 in Amendment No. 1 to provide that the Company recognizes its SaaS revenues ratably beginning on the day the customer is provided access to the subscription service through the longer of the initial contractual period or term of the customer relationship.

Exhibits

7.	We note your response to prior comment 13. However, it is unclear from your response whether the contract with Company B contains any minimum purchase commitments or other similar requirements. Please clarify whether the contract with Company B includes terms such as the fees for license and implementation services that you have indicated are negotiated at the time of the initial agreement. Please also clarify what you mean by your statement that Company B is under no obligation to make “any additional purchase” of the company’s software or services. Also, please include in an appropriate location of the business section, such as in the section describing your customer relationships, a discussion of the material terms of your customer contracts. Your discussion should be consistent with the description provided in your responses.

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-5

U.S. Securities and Exchange Commission

February 27, 2013

The Company advises the Staff that the contract with Company B does not contain any future minimum purchase commitments or other similar requirements. The purchase order does contain the amount for the license and implementation services. However, any additional software products beyond the initial order or any additional implementation services would be purchased by the customer pursuant to additional purchase orders or statements of work, and Company B is under no obligation to purchase additional software or services.

The Company has added a description of the agreements to the section entitled “Customers.”

* * * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-6

U.S. Securities and Exchange Commission

February 27, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

Sujan Jain, Chief Financial Officer

Errol H. Hunter, Esq., Associate General Counsel

Model N, Inc.

Gordon K. Davidson, Esq.

Theodore G. Wang, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Jeffrey D. Saper, Esq.

Rezwan D. Pavri, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-7